UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update: _____
- ☐ Form C/A: Amendment to Offering Statement: _____

☐ Check box if Amendment is material and investors must reconfirm within five business days.

- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: TULEVA INC

Legal status of issuer:

        Form: CORPORATION
        Jurisdiction of Incorporation/Organization: DELAWARE
        Date of organization: MAY 19, 2023
        Physical address of issuer: 9800 RICHMOND AVENUE STE 595, HOUSTON, TX 77042
        Website of issuer: WWW.TULEVA.CO

Is there a co-issuer? X yes ___ no. If yes,
Name of co-issuer: TULEVA SERIES-A CF SPV LLC

Legal status of co-issuer:

        Form: LIMITED LIABILITY COMPANY
        Jurisdiction of Incorporation/Organization: TEXAS
        Date of organization: MARCH 14, 2024
        Physical address of co-issuer: 9800 RICHMOND AVENUE STE 595, HOUSTON, TX 77042
        Website of co-issuer: N/A

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES, LLC

CIK number of intermediary: 0001872856
SEC file number of intermediary: 008-70756
CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering , including the amount of referral and any other fees associated with the offering:

(1) INITIAL FEE: $20,500 – COVERS ONBOARDING, DUE DILIGENCE, AND ASSET CREATION.
(2) MARKETING: $15,000 PER MONTH FOR A PERIOD OF 3 MONTHS FROM THE DATE OF OFFERING.
(3) ACCOUNT MANAGEMENT & SOFTWARE: $2,000 PER MONTH FOR A PERIOD OF 3 MONTHS FROM THE DATE OF OFFERING.
(4) SHAREHOLDER MANAGEMENT: $250 PER MONTH.
(5) BROKER DEALER FEE: 8.5% OF THE PROCEEDS.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: NONE.

Type of security offered: CLASS B NON-VOTING COMMON STOCK

Target number of securities to be offered: 5,005

Price (or method for determining price): $1.94

Target Offering Amount: $10,000.99

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description: ISSUER DISCRETION

Maximum Offering Amount (if different from Target Offering Amount): $4,849,699.30

Deadline to reach the Target Offering Amount ("Target Date"):5/28/2025.

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Target Date, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 6

	Most recent fiscal year-end[*]: DECEMBER 2023	Prior fiscal year-end[*]: N/A
Total Assets:	200,936	N/A
Cash & Cash Equivalents:	1,069	N/A
Accounts Receivable:	1,867	N/A
Current Liabilities:	514,667	N/A

Long-term Liabilities:	$0	N/A
Revenues/Sales:	$0	N/A
Cost of Goods Sold:	$0	N/A
Taxes Paid:	$0	N/A
Net Income/(Loss):	(543,231)	N/A

* Reflects the financial results of the crowdfunding issuer, Tuleva Inc for the period noted. The inception financials for the co-issuer, which was formed on March 14, 2024, is attached in Exhibit I.

The jurisdictions in which the issuer intend to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.